MAIN STREET PHOENIX WORKERS CO-OP, LCA
BYLAWS

PREAMBLE

Main Street Phoenix Workers Co-op, LCA (the "**Cooperative**") is a public benefit limited cooperative association organized under the Uniform Limited Cooperative Association Act, C.R.S. Title 7, Article 58 ("**ULCAA**") and the Public Benefit Corporation Act, C.R.S. Title 7, Article 90, Part 5 ("**PBCA**"). The Cooperative's business shall be conducted on a cooperative basis for the mutual benefit of the Cooperative's members.

WHEREAS, the purpose of the Cooperative is to (i) accelerate, streamline and scale worker centered and worker owned economic revival from crisis situations, (ii) acquire distressed main street businesses with the objective of converting to worker ownership, (iii) leverage economies of worker scale in hospitality, food, child care, and other vulnerable main street business sectors, and (iv) build resilience and adaptivity for worker-owners and local economies.

WHEREAS, the Cooperative subscribes and commits to the following core values:

1. *Community*
2. *Sustainability*
3. *Resilience*
4. *Economic empowerment*
5. *Fairness*
6. *Open communication*
7. *Anti-oppression*
8. *Worker-Ownership*

WHEREAS, the Cooperative adopts and subscribes to the seven International Cooperative Alliance Cooperative principles:

9. *Voluntary and Open Membership.*
10. *Democratic Member Control.*
11. *Members' Economic Participation.*
12. *Autonomy and Independence.*
13. *Education, Training and Information.*
14. *Cooperation among Cooperatives.*
15. *Concern for Community.*

WHEREAS, the Articles of Organization, as amended from time to time ("**Articles**"), are incorporated by reference into these Bylaws.

ARTICLE I
MEMBERSHIP; AUTHORIZED CAPITAL

1.1. **Authorized Capital**.

1.1.1. Common Stock. The Cooperative is authorized to issue 2,000 shares of common stock (the "**Common Stock**"). All shares of Common Stock will be issued in one class, and be fully paid, non-assessable and may not be sold, assigned or otherwise transferred, voluntarily or involuntarily, by operation of law or otherwise, except for a transfer to the Cooperative under the redemption provisions if any set forth in the these Bylaws.

1.1.2. Preferred Stock. The Cooperative is authorized to issue six thousand (6,000) shares of Class B preferred stock (the "**Class B Preferred Stock**"), three thousand (3,000) shares of Class C preferred stock (the "**Class C Preferred Stock**"), and six thousand shares (6,000) of Class D preferred stock (the "**Class D Preferred Stock**"), collectively the "**Preferred Stock**." The Preferred Stock will be issued as fully paid, non-assessable and may not be sold, assigned, or otherwise transferred, voluntarily or involuntarily, by operation of law or otherwise, except in accordance with these bylaws and any subscription agreement or membership agreement entered into by preferred shareholders.

1.2. **Establishing New Series of Preferred Stock.**

1.2.1. The Board is authorized to adopt, from time to time, a resolution or resolutions providing for the issue of Preferred Stock in one or more series, to fix the number of Preferred shares in each such series and further to fix the designations and the powers, preferences and other special rights and the qualifications, dividend rates, redemption rights, conversion, liquidation preferences, limitations and restrictions, and any other terms, conditions or provisions with respect to the series not inconsistent with the provisions of this Section 1.2, which may vary as between the different series of shares.

1.2.2. Any series of Preferred Stock designated by the Board shall be appended as an addendum these Bylaws and shall not require an amendment to these Bylaws.

1.2.3. The **Series 1- Class B Preferred Stock, Series 1- Class C Preferred Stock, and Series 1- Class D Preferred Stock** are designated and created as the initial series of Preferred Stock. The Class B Preferred Stock, Class C Preferred Stock, and Class D Preferred Stock have the rights and preferences described in these Bylaws and in Addendum 1 (Class B Preferred Stock), Addendum 2 (Class C Preferred Stock), and Addendum 3 (Class D Preferred Stock) to these Bylaws.

1.2.4. A Member may appoint one or more patron-member Director(s) as its proxy to vote or otherwise act, as may be required by law, with respect to designating rights and terms associated with a series, class of stock or membership that the Board may designate, within its powers as set forth in the Bylaws, by signing an appointment form, either personally or by the Member's attorney-in-fact.

1.3. **Qualification for Membership.** There will be four classes of members in the Cooperative: Worker Members (defined in Section 1.4), Class B Investor Members (defined in Section 1.5), Class C Investor Members (defined in Section 1.6), and Class D Investor Members (defined in Section 1.7). The Worker Members may be referred to as the "**Patron Members**." The Class B Investor Members, Class C Investor Members, and Class D Investor Members may be referred to collectively as the "**Investor Members**." All four classes may be collectively referred to as the "**Members.**"

1.4. **Worker Members**. Subject to acceptance by the Board in its sole discretion, any natural person that meets the following eligibility requirements and applies for membership, may be admitted to the Cooperative as a "**Worker Member**":

1.4.1. Unless waived or modified with the consent of the Board, has been an employee or service provider to (i) the Cooperative for at least six (6) months, or (ii) to the acquisition target company for three (3) months within the nine (9) month period immediately preceding the closing of the acquisition, and the Cooperative for three (3) additional months, whichever is sooner;

1.4.2. Reside in one of the Districts served by the Cooperative;

1.4.3. Agrees to purchase one (1) share of Class A common voting stock in the Cooperative (the "**Worker Member Share"** or "**Worker Member Stock**"), for the price set forth in Schedule 1 to these Bylaws and incorporated by reference. Schedule 1 may be modified from time-to-time in the discretion of the Board;

1.4.4. Agrees to undertake such patronage responsibilities, which may be prescribed by these Bylaws, by her/his/its membership agreement, by policies promulgated from time to time by the Board of Directors, or by other member agreements executed in the ordinary course of business;

1.4.5. Agrees to participate in Cooperative governance functions and responsibilities, as required by these Bylaws and the Board;

1.4.6. Agrees to at all times maintain good standing as a Worker Member;

1.4.7. Meets such other uniform conditions and qualification requirements as may be prescribed from time-to-time by the Board of Directors; and

1.4.8. Agrees to at all times abide by the Articles, these Bylaws, any member agreement that may exist, and the rules and policies as may be established and adopted from time to time by the Members or the Board of Directors.

1.5. **Class B Investor Members**. Subject to acceptance by the Board in its sole discretion, a natural person or entity (including a corporation, non-profit corporation or association, partnership, cooperative, limited cooperative association, limited liability cooperative, limited partnership, limited liability limited partnership, special purpose entity, or unincorporated association) ("**Entity**") that meets the following eligibility requirements and applies for and is admitted to the Cooperative as an "**Class B Investor Member**":

1.5.1. Agrees to purchase shares of Class B Preferred Stock on such terms and conditions as represented in those certain investment documents, which shall reference and incorporate therein these Bylaws;

1.5.2. Agrees to meet any qualifications set forth in those certain investment documents;

1.5.3. Acknowledges that the Class B Preferred Stock carries no voting rights, except as required by law; and

1.5.4. Agrees to at all times abide by the Articles, these Bylaws, the investor documents, and the rules and policies as may be established and adopted from time to time by the Members or the Board of Directors.

1.6. **Class C Investor Members**. Subject to acceptance by the Board in its sole discretion, a natural person or Entity that meets the following eligibility requirements and applies for and is admitted to the Cooperative as an "**Class C Investor Member**":

1.6.1. Agrees to purchase shares of Class C Preferred Stock on such terms and conditions as represented in those certain investment documents, which shall reference and incorporate therein these Bylaws;

1.6.2. Agrees to meet any qualifications set forth in those certain investment documents;

1.6.3. Acknowledges that the Class C Preferred Stock carries no voting rights, except as required by law; and

1.6.4. Agrees to at all times abide by the Articles, these Bylaws, the investor documents, and the rules and policies as may be established and adopted from time to time by the Members or the Board of Directors.

1.7. **Class D Investor Members**. Subject to acceptance by the Board in its sole discretion, a natural person or Entity that meets the following eligibility requirements and applies for and is admitted to the Cooperative as an "**Class D Investor Member**":

1.7.1. Agrees to purchase shares of Class D Preferred Stock on such terms and conditions as represented in those certain investment documents, which shall reference and incorporate therein these Bylaws;

1.7.2. Agrees to meet any qualifications set forth in those certain investment documents;

1.7.3. Acknowledges that the Class D Preferred Stock carries no voting rights, except as required by law; and

1.7.4. Agrees to at all times abide by the Articles, these Bylaws, the investor documents, and the rules and policies as may be established and adopted from time to time by the Members or the Board of Directors.

1.8. **Admission to Membership**. The Board of the Cooperative may admit to membership any applicant who:

1.8.1. applies for admission for the purpose of participating in the activities of the Cooperative;

1.8.2. meets all the requirements for application and membership under these Bylaws, the Articles, the laws of the State of Colorado and policies established by the Board from time to time;

1.8.3. purchases at least one (1) share of the Cooperative's Common Stock or Preferred Stock, as prescribed by the Board, and as may be modified from time-to-time in the discretion of the Board;

1.8.4. executes a membership agreement or such other agreement as the Board may require;

1.8.5. **However,** a Person shall not be eligible for membership if the Board finds, based on reasonable grounds, which shall not include discrimination on the basis of sex, race, ethnicity, national origin, sexual orientation or any other status protected by federal or state law, that the applicant's admission would prejudice the interests, hinder or otherwise obstruct, or conflict with, any purpose or operation of the Cooperative;

1.8.6. the Cooperative may limit, postpone, delay, or deny admission to an applicant for membership into a particular membership class if, in the sole discretion of the Board, such admission would frustrate, jeopardize, or in any other way adversely affect the optimal relative proportionality of the population between the various Member classes and the relative balance thereof, which shall be determined and periodically reviewed in the sole discretion of the Board.

1.8.7. An applicant shall be considered a Member effective upon acceptance of its application, remittance of payment for the Cooperative's Common Stock or Preferred Stock in immediately available funds or as otherwise permitted by a policy of the Board, and full execution of such agreements as the Board may require.

1.9. **Multiple Membership Interests**. A Member may concurrently belong to multiple classes of membership and hold multiple shares of Stock, provided the Member meets all applicable eligibility requirements of each respective membership class and maintains membership of each class in good standing.

1.10. **Certificates of Membership Interests in the Cooperative**. The Cooperative shall not be required to issue any certificates representing memberships, capital stock or other investments in the Cooperative. If certificates are issued, the restrictions on transfer of stock or membership shall be printed upon every certificate and subject to the restrictions set forth herein. Certificates shall also include the terms and conditions of redemption, if any.

1.11. **Restrictions on Transfer of Membership Interest.**

1.11.1. No membership interest in the Common Stock or Preferred Stock may be transferred to any person or entity not otherwise qualified to be a Member in the Cooperative or that does not patronize the Cooperative in accordance with Section 1, **except** to a spouse for holding in co-tenancy or joint tenancy with a right of survivorship, to a business entity controlled by such holder, or to the Cooperative upon the redemption or acquisition thereof by the Cooperative.

1.11.2. Any purported transfer or any transfer that results from the operation of law shall be void and of no effect, unless consented to in writing by the Board and entered into the records of the Cooperative.

1.11.3. If the Board determines that membership is at any time held by any person or entity not otherwise eligible to hold the same, the Board may in its sole discretion, either redeem the proceeds of the inappropriately held membership interest, including any unredeemed notices of allocation, or transfer the inappropriately held membership interest to a non-membership equity account upon written notification to the holder of the membership interest and the person or entity shall not be entitled to vote at the membership meeting of the Cooperative.

1.12. **Withdrawal**.

1.12.1. A Patron Member may withdraw from the Cooperative by providing 30 (thirty) calendar days written notice of that Member's intent to withdraw to the Board of Directors or to a Board authorized representative. The form of the Member's written notice of withdrawal may be prescribed by the Board. A withdrawing Member will be considered an active Member entitled to all benefits entitled and accruing thereto pursuant to these Bylaws until the withdrawal becomes effective. Unless a Patron Member has withdrawn due to death, dissolution of its business, ineligibility for membership in the Cooperative, or a violation of any agreements, policies, or procedures of the Cooperative, the withdrawing Member shall be eligible to reapply for membership in the Cooperative at any time following the effective date of such withdrawal. Upon withdrawal of a Member, any agreements as may exist between a Patron Member and the Cooperative shall continue in full force and effect, Notwithstanding a Patron Member's right to withdraw, the Board reserves the right to delay, postpone, withdraw, suspend or otherwise decide unilaterally the timing and method by which the equity represented by Stock may be redeemed.

The Board shall have the sole discretion to determine the timing and method of any redemption of withdrawing Member's equity.

1.12.2. Investor Member may withdraw from the Cooperative in the manner set forth in the investment documents entered into by the withdrawing Investor Member.

1.13. **Termination**.

1.13.1. **Outstanding Payments:** If a Worker Member has failed to pay any amount due and owing to the Cooperative and remains in arrears for more than fifteen (15) calendar days after receiving a notice from the Cooperative that monies are overdue, the Board may suspend, effective immediately, such Worker Member's rights and privileges, including without limitation, voting rights and/or dividend accrual, in accordance with a policy governing suspension, reinstatement of rights, and other terms and conditions warranting remedial action developed by the Board ("**Suspension Policy**"), pending payment. If payment remains outstanding for a further 15 (fifteen) calendar days after such suspension, the Board may terminate, effective immediately, such Local Business Member's membership in the Cooperative, without the need for a hearing.

1.13.2. **Other Contravention:** A Member may, for any lawful reason, be suspended, expelled, or terminated from the Cooperative by a passing vote of the Board, or the Board's duly charged representative. Except for exigent circumstances, the Board, or its duly charged representative, must give the Member five (5) days' prior notice of the expulsion, suspension or termination, and the reasons for the same. The Member shall have an opportunity to be heard, orally or in writing, not less than five (5) days before the effective date of expulsion, suspension, or termination. Grounds for suspension, expulsion or termination include, but are not be limited to: (1) Member has ceased patronizing the Cooperative, including by way of termination of employment or service engagement; (2) Member has violated any other provision of a membership agreement, subscription agreement, or any other policy or procedures of the Cooperative in accordance with the terms stated therein; (3) Member has died, dissolved its business, or has otherwise ceased patronage activities; (4) Member has ceased to be eligible for membership in the Cooperative; or (5) Member has been disruptive to the orderly operation of the Cooperative or frustrated the Cooperative's purpose or efforts. If a Member is suspended, expelled, or terminated, the Board may terminate, effective immediately, the Member's voting rights and membership in the Cooperative and/or expel the Member. A Member who is expelled, suspended or terminated shall be responsible for any charges, dues or other obligations incurred prior to the expulsion, suspension or termination.

1.14. **Rights and Interest on Withdrawal or Termination**. On the date a Member's withdrawal becomes effective or upon the termination of the Member's membership in the Cooperative by the Board and as further provided in the Membership Agreement and the Terms, all rights and interests of the Member in the Cooperative shall cease and the Member shall be entitled only to payment for the value of the Member's equity interest in the Cooperative, as defined in this Section 1. The equity interest of a Member is defined as the balance of that Member's Capital Account (as defined herein), connected to the purchase of each one (1) share of Stock acquired as a condition for membership, plus allocated but undistributed patronage dividends ("*Terminated Membership Redemption Price*"). Within one hundred and twenty (120) days after the effective date of the Member's withdrawal or termination, the Cooperative shall consider distributing to the Member the Terminated Membership Redemption Price, either in cash, by issuing a promissory note, or some combination thereof, to be decided in the sole discretion of the Board. Notwithstanding the foregoing, the Board shall have the sole discretion to delay, withhold, modify or otherwise control the timing of any redemption or equity distribution if it would impair the financial health of the Cooperative.

1.15. **Representation of Certain Members.** A Member that is an Entity shall be represented by an individual, associate, officer, manager, or member thereof duly authorized by the Member in writing delivered to the Board.

1.16. **Consent to Tax Treatment**. Each Member of this Cooperative shall by becoming a Member agree to take into account on the Member's income tax return any allocations or distributions with respect to its patronage which are made in qualified written notices of allocation which are received and will be taken into account at their stated dollar amounts in the manner provided in Section 1385(a) of the Internal Revenue Code of 1986, as amended (the "*Code*") in the taxable year in which the Member receives the qualified written notices of allocation. Each Member shall be solely responsible for any tax liability incurred as a result of patronage with the Cooperative. Each Member shall indemnify and forever hold harmless the Cooperative from any claims of any kind arising out of their patronage or their purchase or holding of Preferred Common Stock or Common Stock in the Cooperative.

1.17. **Record of Members**. A record of the Members and their full names, addresses, and tax identification numbers shall be kept by the Cooperative. Each Member shall notify the Board immediately of any change in the Member's address or tax identification number.

1.18. **Preferences and Rights of Holders of Stock.** The respective preferences, voting powers, qualifications, and special or relative rights or privileges of or applicable to holders of Common and Preferred Stock are as follows:

1.18.1. ***Worker Membership Common Stock***.

1.18.1.1. *Voting*. All shares of Common Stock are entitled to no more than a single vote per share on any matter for which a vote by the Patron Members may or is to be taken as prescribed in these Bylaws. Each share of Common Stock shall entitle the holder to one (1) vote.

1.18.1.2. *Patronage Dividends*. No allocations are paid on the Common Stock, however, all or part of the net earnings or losses of the Cooperative shall be allocated to the holder of each share of Common Stock based on such Member's patronage, as determined by the Board on an annual basis and in accordance with the adopted Board policy.

1.18.1.3. *Liquidation Rights*. The liquidation rights of holders of Common Stock are set out in ARTICLE V of these Bylaws.

1.18.2. ***Class B Preferred Stock***.

1.18.2.1. *Investor Dividends*. When and as declared by the Cooperative's Board and to the extent permitted under C.R.S. Title 7, Article 58, shares of Class B Preferred Stock shall be entitled to receive dividends out of the net earnings of the Cooperative available therefore with such preferences and in the order set forth in the series designations. The terms of such investor dividends shall be as set forth in a designation of series rights, incorporated herein by reference.

1.18.2.2. *Liquidation Rights*. The liquidation rights of the holders of Class B Preferred Stock are set out in ARTICLE V of these Bylaws. The holders of Class B Preferred Stock will have a preference to distributions of residual proceeds in a company

sale or liquidation event relative to all patron member shares, Class C Preferred Stock, and Class D Preferred Stock.

1.18.2.3. Series 1- Designation of Rights is as set forth in **Appendix 1**.

1.18.2.4. RESERVED for Series designation.

1.18.3. ***Class C Preferred Stock***.

1.18.3.1. *Investor Dividends*. When and as declared by the Cooperative's Board and to the extent permitted under C.R.S. Title 7, Article 58, shares of Class C Preferred Stock shall be entitled to receive dividends out of the net earnings of the Cooperative available therefore with such preferences and in the order set forth in the series designations. The terms of such investor dividends shall be as set forth in a designation of series rights, incorporated herein by reference.

1.18.3.2. *Liquidation Rights*. The liquidation rights of the holders of Class C Preferred Stock are set out in ARTICLE V of these Bylaws. The holders of Class C Preferred Stock will have a preference to distributions of residual proceeds in a profitable sale or liquidation event relative to all patron member shares, and Class D Preferred Stock. Class D Preferred Stock will have a preference to distributions of residual proceeds in a profitable sale or liquidation event relative to all patron member shares.

1.18.3.3. Series 1- Designation of Rights is as set forth in **Appendix 2**.

1.18.3.4. RESERVED for Series designation.

1.18.4. ***Class D Preferred Stock***.

1.18.4.1. *Investor Dividends*. When and as declared by the Cooperative's Board and to the extent permitted under C.R.S. Title 7, Article 58, shares of Class D Preferred Stock shall be entitled to receive dividends out of the net earnings of the Cooperative available therefore with such preferences and in the order set forth in the series designations. The terms of such investor dividends shall be as set forth in a designation of series rights, incorporated herein by reference.

1.18.4.2. *Liquidation Rights*. The liquidation rights of the holders of Class D Preferred Stock are set out in ARTICLE V of these Bylaws.

1.18.4.3. Series 1- Designation of Rights is as set forth in Appendix 3.

1.18.4.4. RESERVED for Series designation.

ARTICLE II
MEETINGS OF MEMBERS

2.1. **<u>Member Districts</u>**.

2.1.1. The Worker Members shall be divided up into the following districts for the purposes of electing Directors and taking votes among Worker Members:

2.1.1.1. *District 1 – (East) – N. Dakota, S. Dakota, Nebraska, Kansas, Oklahoma, NW Texas.*

2.1.1.2. *District 2 – (Central) – SE Montana, Wyoming, Colorado, New Mexico.*

2.1.1.3. *District 3 – (West) – SE Idaho, Utah, Arizona.*

2.1.2. The number, nature and boundaries of Districts may be changed by resolution of the Board.

2.1.3. Each District shall elect a single Member representative to serve on a "District Council".

2.1.4. The District Council shall have the powers set forth herein and those expressly delegated by the Board or authorized by the Class A Members.

2.2. **Meetings of Members**. Meetings of Members, including the annual meeting, may take place in person, by telephone conference, by internet conference, by video conference, or by any other electronic or telecommunications means by which the Members can effectively communicate, following the notice procedures prescribed in these Bylaws.

2.3. **Regular Annual Membership Meeting**. The Cooperative shall hold an annual membership meeting of all Members on May 1 of each year, or within one hundred eighty (180) days after the close of the fiscal year on a date and at such time and place as may be determined by the Board and specified in the proper notice of the meeting. If the annual meeting will take place in person, the location must be in the area served by the Cooperative or at a centralized location that is reasonably accessible to the Members. At all annual meetings of Members, all lawful business may be brought before the meeting regardless of whether stated in the notice of the meeting; except that amendments to the Articles or these Bylaws or other action required to be stated in the notice of the meeting shall not be subject to action unless notice thereof is stated in the notice of the meeting. The Board shall prepare and post a list of all Members admitted as of the date the notice of the meeting was sent ("**Membership List**") in a conspicuous location during a regular annual membership meeting.

2.4. **Special Membership Meetings**. Either the Board, or the Members may call special meetings of Members within a District, or of all the Members ("**Special Membership Meeting**"). The Board may call a Special Membership Meeting at any time by a majority vote of the Directors. The Members may call a Special Membership Meeting of all Members by submitting a written petition of at least twenty percent (20%) of all Members to the Board stating the specific business to be brought at the Special Membership Meeting and, the time, the date, and the place of the Special Membership Meeting. Members may call a Special Membership Meeting of District Members by submitting a written petition of at least twenty percent (20% of all District Members to the Board stating the specific purpose to be brought at the Special District Membership Meeting, and the time, date, and the place of the Special District Membership Meeting. The date of the petition must be no less than ten (10) days and no more than sixty (60) days from the date of the Special Membership Meeting. The place stated in the petition shall be a place reasonably convenient for the general membership. At all Special Membership Meetings, business brought before the meeting shall be limited to the purpose stated in the notice. The Board shall prepare and post the Membership List in a conspicuous location during a special membership meeting.

2.5. **Notice of Meetings**. Written notice of every regular and special meeting of the Members shall be prepared and sent in accordance with Article XI to the last known mailing address or email address of each Member not less than ten (10) days before the meeting. The notice shall state the time and place, the business to come before the meeting, and which Membership classes shall be eligible to vote at such meeting. The Board shall certify on the notice of meeting which Membership classes shall be entitled to vote at such meetings. No business shall be transacted at special meetings other than that referred to in the written notice.

2.6. **Waiver of Notice**. When any notice is required to be given to any Member of the Cooperative by law or under the provisions of the Articles or these Bylaws, a waiver thereof shall be equivalent to the delivery of proper notice, *provided* such waiver is in writing signed by the Member entitled to the notice, whether before, at, or after the time stated in the notice.

2.7. **Waiver by Attendance**. By attending a meeting, a Member: (1) waives objection to lack of notice or defective notice of the meeting unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting; and (2) waives objection to consideration at the meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the Member objects to considering the matter when it is presented. "Attendance" shall include attendance in person at any meeting, participating in a telephonic meeting, or participation by signing into a tele-conference or other form of internet on-line meeting format as prescribed by the Board for that particular meeting.

2.8. **Quorum**.

2.8.1. At-large Meeting. Twenty-five percent (25%) of the Members, present and voting in person or remotely, shall constitute a quorum for the transaction of business at any meeting of the Members, except for the transaction of business concerning which a different quorum is specifically provided by law. In the event a quorum is not present or is lost during the meeting, the meeting may be recessed or adjourned from time to time without further notice by a majority of those present until a quorum is obtained. Any business may be transacted at the resumption of the recessed meeting that might have been transacted at the originally called meeting. In the event a quorum is not present or is lost during the meeting, the meeting may be recessed or adjourned from time to time without further notice by a majority of those present until a quorum is obtained. Any business may be transacted at the resumption of the recessed meeting that might have been transacted at the originally called meeting.

2.8.2. District Meeting. Twenty-five percent (25%) of the District Members, present and voting in person or remotely, shall constitute a quorum for the transaction of business at any meeting of a District, except for the transaction of business concerning which a different quorum is specifically provided by law or these Bylaws. In the event a quorum is not present or is lost during the meeting, the meeting may be recessed or adjourned from time to time without further notice by a majority of those present until a quorum is obtained. Any business may be transacted at the resumption of the recessed meeting that might have been transacted at the originally called meeting. In the event a quorum is not present or is lost during the meeting, the meeting may be recessed or adjourned from time to time without further notice by a majority of those present until a quorum is obtained. Any business may be transacted at the resumption of the recessed meeting that might have been transacted at the originally called meeting

2.9. **Voting at Meetings**.

2.9.1. *Member Voting Class.* At all at-large membership meetings, each Class A Member holding one (1) share of Common Stock shall be entitled to vote on all matters brought before Members; provided, such Member is in good standing in accordance with all policies duly adopted by the Board, and shall be entitled to one (1) vote for each share of Common Stock held. Provided quorum exists, all matters shall require an affirmative vote of a **simple**

majority of the Members, except as otherwise specifically provided by law, the Articles or these Bylaws. Votes shall only be counted among Members present and entitled to vote, including proxy votes.

2.9.1.1. The same rules as the foregoing shall apply to voting at District meetings.

2.9.1.2. *Excluding Votes.* The Board shall be required to have a good faith rationale for excluding a District from voting eligibility. Any District excluded from voting on a particular matter may challenge the Board's voting class eligibility determination in a written petition signed by **ten (10%) percent** of the Members of the District, which petition shall be delivered to the Board no less than five (5) days prior to the scheduled meeting. The Board shall be required to hold an emergency special meeting of the Board to consider a challenge and to meet with representatives of the petitioning members. If no resolution during a special meeting of the Board can be reached, the member meeting may only proceed provided representatives of the petitioning members are afforded an opportunity to address their grievance to the membership meeting. The Members deemed in the notice to be eligible to vote shall vote up or down as to whether the petitioning District shall be entitled to vote. If the vote passes, the member meeting shall be adjourned and re-noticed in accordance with these Bylaws. If the vote fails, the meeting may proceed.

2.9.2. *Investor Member Voting.* In terms of the Articles and Bylaws, Investor Members shall have no voting rights. Where a vote by Investor Members is specifically required by law, the Investor Members will vote together as a class, but as a separate class from Patron Members. Each share of Preferred Stock shall have one and only one vote on all matters for which a vote may or is to be taken where required by law. In such cases, quorum shall be a **majority** of all Investor Members and matters to be voted upon shall require an affirmative vote of a **majority** of the Investor Members present and entitled to vote.

2.9.3. *Proxy and Cumulative Voting*. Voting by proxy is permitted at all meetings if the proxy authorization is memorialized in writing, signed by both Members. Cumulative voting is prohibited at any and all meetings of the Cooperative. For purposes of proxy voting, all duly prepared and delivered powers of attorney shall be considered to be proxies.

2.9.4. *Voting by Mail or by Electronic Means*. For any meetings of Members, the Board, at its election, may submit motions, resolutions, or other matters to be voted upon to Members for vote by ballots transmitted by mail through the U.S. Postal Service or by any electronic means (including, but not limited to, email ballots, internet drop-box voting, website or other electronic voting systems) that the Board deems reasonable and that will allow all of the Members to vote. The ballots may be returned to the Cooperative by mail, by email, or by any other reasonable means, as directed in instructions to be delivered with the ballots. Ballots shall not be counted in a meeting convened to consider the same or a related motion, resolution or matter. Voting conducted by ballot or electronic means shall remain open for at least the minimum period of notice required in Section 2.5above.

2.10. **Order of Business**. All membership meetings of the Cooperative shall be presided upon in accordance with these Bylaws. The Board shall designate the presiding officer of the meeting. The officer presiding over membership meetings shall have the discretion to adopt and enforce formal governance procedures and rules. The following order of business shall be used as a guide insofar as is applicable and desirable:

1) Determination of quorum
2) Proof of due notice of meeting
3) Reading and disposition of minutes
4) Financial report
5) Report of the Board
6) Reports of Committees
7) Nominations for vacancies on the Board
8) Elections
9) Unfinished business
10) New business
11) Adjournment

2.11. **Action without a Meeting**. Any action required or permitted to be taken at a meeting of the Members, as set forth in these Bylaws, may be taken without a meeting if notice of the proposed action is given and the Members holding membership interests having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all of the membership interests entitled to vote thereon, as determined in these Bylaws, were present and voted, consent to the action in a record.

2.12. **Matters Requiring Member Approval**.

2.12.1. At-Large. In addition to those matters for which Member approval is required as a matter of custom or law, and without limiting the generality of these Bylaws, the following matters are so integral to the ethos and operations of the Cooperative that they shall require the approval of the Members:

2.12.1.1. Election of Board;
2.12.1.2. Creation of new membership classes;
2.12.1.3. Changes to the Cooperative's mission; and
2.12.1.4. Matters as determined by the Board or by petition of the Members.

2.12.2. Districts. In addition to the foregoing, the following matters shall require the approval of District Members materially affected by a decision or matter concerning:

2.12.2.1. Entering a new regional market or service territory;
2.12.2.2. Increasing the number of authorized shares of Common Stock;
2.12.2.3. Divesting any portfolio company owned or controlled by the Cooperative (whereby the Cooperative beneficially owns at least a majority of the voting stock or interest in the Entity).

2.13. **Required Attendance and Participation**. Each Member shall attend and participate in at least 50% of membership meetings, matters presented for electronic voting or actions proposed to be taken without a meeting, as defined in this Article (collectively the "*Membership Activities*"). If a Member fails to attend at least 50% of Membership Activities within the prior one year, the Board may, but shall not be required to, suspend that Member's economic and/or voting privileges or suspend that Member's membership in the Cooperative.

ARTICLE III
DIRECTORS; OFFICERS

3.1 **Initial Board**. The initial Board of Directors shall consist of 1) Jason Wiener, 2) Lauren Ruffin, and 3) Andrew Newsome, and up to two additional Directors who are at least eighteen (18) years

of age, appointed by the previously identified three Directors (the "**Initial Board**"). Each Director on the Initial Board shall serve until the annual meeting of the Members in 2022 ("**Initial Term**"). In the event of a vacancy on the Initial Board, the Initial Board shall have the authority to appoint a successor, to fill the duration of the Initial Term.

3.2 **Number and Qualifications of Directors**. After the Initial Term, the Board shall consist of at least three (3) and a maximum of seven (7) Directors. Directors must be at least eighteen (18) years of age. If the Cooperative has fewer than three (3) Members, then the number of Directors should equal the number of Members, but never fewer than one Director. Directors may be officers of the Cooperative and non-Member Directors, as required by law. Persons from the Initial Board who are Members will be eligible for re-election to serve on succeeding boards after the Initial Term ends if they are nominated and elected in accordance with these Bylaws.

3.3 **Composition of Board**. After the Initial Term, the Board shall be elected according to membership class as follows: three (3) Directors representing and from the Worker-Member class, with one Director from each District, one (1) Director representing and from the Class B Investor class, one (1) Director representing and from the Class C Investor class, one (1) Director representing and from the Class D Investor class, and one (1) outside director who is not a Member.

3.4 **Increasing the Number of Directors**. After the Initial Term, the number of Directors on the Board may be increased by a **two-thirds (67%) super-majority** vote of all Directors then in office or by a petition and corresponding **two-thirds (67%) super-majority** vote of Members present and voting on the matter. The number of Directors may be reduced by a **two-thirds (67%) super-majority** vote of the Members, subject to the limitation set out in Section 3.2 above. No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires. An increase or decrease to the number of directors shall strive to align the proportion of Directors from each District relative to the census of Worker Members in each District.

3.5 **Term**. After the Initial Term, Directors shall be elected for a term of two (2) years, except that the terms of Directors shall be staggered so that the terms of no more than a minority of Board Seats shall expire in any one year and the initial term of a Director elected to fill a vacancy shall be only for the remaining period of the unexpired term.

3.6 **Nomination of Directors**. When the Cooperative has twenty-five (25) or more Class A Members, the Board shall appoint a nominating and governance committee ("**Nominating & Governance Committee**") at least 60 (sixty) days preceding the annual Membership meeting at which Directors will be elected, after the expiration of the Initial Term, and thereafter every year that a new Director must be elected.

3.6.1 The Nominating and Governance Committee shall consist of 1 (one) Investor Member and the members of the District Council.

3.6.2 The Nominating and Governance Committee shall strive to name at least two (2) nominees, each qualified for a respective Board seat as prescribed herein. Each nominee shall have agreed to accept the Directorship and its responsibilities if elected. The Nominating and Governance Committee shall use the foregoing qualifications under the Directors' qualifications section of these Bylaws and shall nominate persons representative of a respective membership class.

3.6.3 Each nominee must be willing to accept all the responsibilities of Directors of the Cooperative, to attend the Directors' meetings and other training and informational

meetings to better serve as Directors and to become familiar with the Cooperative's Articles, Bylaws, organizational structure, objectives, policies and procedures.

3.6.4 Notwithstanding the foregoing, the non-member outside Director candidates shall be nominated by management.

3.7 **Election of Directors**. The Initial Board is as set out in Section 3.1 and will not be elected in terms of this Section 3.7. After the Initial Term, all the other board seats (collectively the "**Board Seats**") shall be filled separately and in accordance with this Section 3.7. The Board shall determine whether elections will be held in person, or by mail, e-mail ballots, or by other electronic means. Newly elected Directors shall become members of the Board at the first meeting of the Board of Directors following their election. To be elected, a nominee for a Board Seat shall receive such votes, as follows:

3.7.1 Directors shall be elected using the Ranked Choice Voting method.

3.7.2 "Ranked Choice Voting" means a method of casting and tabulating votes that simulates the ballot counts that would occur if all voters participated in a series of runoff elections with one candidate eliminated after each round of counting. In elections using the Ranked Choice Voting method, voters may rank the candidates in order of preference.

3.7.3 "Advancing candidate" means a candidate who has not been eliminated.

3.7.4 "Continuing ballot" means a ballot that is not an exhausted ballot.

3.7.5 "Exhausted ballot" means a ballot on which there are no choices marked other than choices for eliminated candidates.

3.7.6 For all Director elections, the ballots from eligible members (as defined below) shall be counted by the method of Ranked Choice Voting, as follows:

3.7.6.1 The initial round of counting shall be a count of the first choices marked on each ballot. If any candidate receives a majority of the first choices, that candidate shall be declared the winner, pending ratification.

3.7.6.2 If no candidate receives a majority of first choices, there shall be a second round of counting. The last-place candidate shall be eliminated, and all the continuing ballots shall be recounted. Each continuing ballot shall be counted as one vote for that ballot's highest ranked advancing candidate.

3.7.6.3 If no candidate receives a majority at the second round of counting, there shall be a third round of counting, continuing in the manner prescribed above.

3.7.6.4 The process of eliminating the last-place candidates and recounting all the continuing ballots shall continue until one candidate receives a majority of the votes in a round. The candidate who receives a majority of the votes in a round shall be declared the winner, pending ratification.

3.7.6.5 When a ballot does not list a preference for any given round, it shall not be counted in that round or any subsequent round.

3.7.6.6 If there are not sufficient second and lower choices for any candidate to receive a majority, the candidate with the highest number of votes shall be declared the winner, pending ratification.

3.7.6.7 When a ballot becomes an exhausted ballot it shall not be counted in that round or any subsequent round.

3.7.7 **Worker Member Seats**: Each District Worker Member nominee must be elected by the Worker Members within each District, voting separately as a District.

3.7.8 **Class B Investor Seat:** A Class B Investor nominee must be elected by the Class B Investor Members present and entitled to vote.

3.7.9 **Class C Investor Seat:** A Class C Investor nominee must be elected by the Class C Investor Members present and entitled to vote.

3.7.10 **Class D Investor Seat:** A Class D Investor nominee must be elected by the Class D Investor Members present and entitled to vote.

3.7.11 **Outside Director Seat:** A non-member nominee must be elected by the District Council.

3.8 **Removal of Directors**. At a meeting called expressly for that purpose, as well as any other proper purpose, a Director may be removed in the manner provided in this Section.

3.8.1 **Removal of a Director by the Board:** Directors may remove one or more Directors with or without cause. Removal of a Director by the Board requires a **simple majority** vote of all Directors not subject to removal. Causes for removal of a Director by the Board include, but are not limited to the following:

3.8.1.1 The Board may remove a Director who does not meet the qualifications for Board membership set forth in these Bylaws.

3.8.1.2 The Board may remove a Director who does not comply with the Articles or these Bylaws, specifically including the General Standard of Conduct set out in Section 3.20.

3.8.1.3 The Board may remove a Director if he or she fails to attend three (3) consecutive regular Board meetings without cause.

3.8.2 **Removal of a Director by Members:** Members may remove one or more Directors, other than the Initial Directors, by a petition signed by at least **10% (ten percent)** of Members entitled to vote to elect that specific Director, at a Member meeting, and with votes in favor of removal **equal to or greater than the votes required to elect the Director**. No petition shall seek removal of more than one (1) Director.

3.8.3 Any Director subject to a removal petition under any provisions of this Section shall be promptly informed in writing by the Board and shall have the opportunity, in person and by counsel, to be heard and present evidence at the meeting called for the vote. The Members seeking a Director's removal shall have the same privilege.

3.8.4 The Board shall have the power to remove any Officer of the Cooperative with or without cause, by a **simple majority** vote of the Directors not serving as the Officer subject to removal.

3.9 **Vacancies**. Whenever a vacancy occurs in the Board of Directors, except from the expiration of a term of office, the remaining Directors shall, as soon as practicable, appoint a Member from the same membership class from which the vacancy arose to fill the vacancy until the expiration of the term of the vacant position.

3.10 **Referendum on Policy Matter**. Upon demand of at least **twenty-five percent (25%)** of the entire Board, made immediately at the same meeting at which the original motion was passed and so recorded, any matter of policy that has been approved or passed by the Board must be referred to the Members for ratification at the next regular or special meeting of the Members, and a special meeting may be called for that purpose.

3.11 **Board Meetings**. Regular meetings shall be held by the Board at least once per fiscal year or more frequently, at such place (including online) and time as the Board may determine.

3.12 **Special Meetings**. Special meetings of the Board shall be held whenever called by the Managing Director or by a **simple majority** of Directors at a time and place specified in the notice (including online meetings). Any and all business may be transacted at any special meeting. A meeting of the Board of Directors may be held at any time or place with or without notice upon the consent of all the Directors.

3.13 **Notice of Board Meetings**. Prior written notice of each meeting of the Board shall be delivered in accordance with Article XI to each Director at least ten (10) calendar days before regular meetings and at least three (3) business days before any special meetings. If the Board has established regular meeting places, dates, and times for Board meeting, then the aforementioned notice is not required. Notice may be waived by any or all of the Directors, and appearance at a meeting shall constitute a waiver of notice of the meeting, except if a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

3.14 **Electronic Meetings**. One or more members of the Board or any committee designated by the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications medium by which all persons participating in the meeting can communicate effectively. Such participation shall constitute presence in person at the meeting.

3.15 **Quorum; Voting**. A **two-thirds (67%) super-majority** of all the Directors shall constitute a quorum at any meeting of the Board. In the event a quorum is lost during a meeting; however, the meeting may proceed. Each member of the Board shall be entitled to one (1) vote per member of the Board on any matter coming before the Board, except, no Director shall vote on any matter in which s/he has a pecuniary self-interest in any capacity other than as a Member of the Cooperative. A Director who has a pecuniary self-interest may, however, vote on such a matter if the remaining disinterested Directors ratify the vote on such matter and deem the decision to be in the best interest of the Cooperative. Any matter upon which the Board may vote shall require a **simple majority** affirmative vote of those present and voting to pass. In the event of a stalemate, deadlock, or equality of votes, the Founder Member Director is entitled to a casting vote.

3.16 **Assent to Action**. A Director is considered to have assented to an action of the Board unless:

3.16.1 The Director votes against it or abstains and causes the abstention to be recorded in the minutes of the meeting;
3.16.2 The Director objects at the beginning of the meeting and does not later vote for it;
3.16.3 The Director has his or her dissent recorded in the minutes;
3.16.4 The Director does not attend the meeting at which the vote is taken; or
3.16.5 The Director gives notice of his or her objection in writing to the Board chair within twenty-four (24) hours after the meeting.

3.17 **Action without a Meeting**. Actions of the Board may be taken without a meeting if the action is agreed to by **two-thirds** of Directors then in office and is evidenced by one or more written consents signed, or electronically submitted via email, by such Directors and filed with the corporate records reflecting the action taken.

3.18 **Remuneration and Expense Reimbursement**. The Board may set the remuneration of Directors in its sole and absolute discretion. Directors may be reimbursed for actual and reasonable out of pocket expenses incurred in service to the Cooperative. Reasonable procedures for the expense reimbursement of the Directors members of the Board shall be established by the Board. Notwithstanding the foregoing, Directors may be eligible for compensation arising from or as provided for in a Membership Agreement, employment agreement, or any other agreement governing the terms and conditions of a membership interest in the Cooperative.

3.19 **Election of Officers**. The Board of Directors shall hold a meeting within one hundred and eighty (180) days after the filing of Articles of Organization for the purpose of organizing the Board of Directors. The Board of Directors shall hold a meeting within thirty (30) days after the adjournment of each annual membership meeting for the purpose of organizing the Board of Directors. Nominations for the election of officers shall be made by Directors from the floor at the Director's meeting where the officers are to be elected. They shall elect an officer responsible for keeping records, as required by applicable law, and may elect any other officer as determined in the discretion of the Board. Each officer shall hold office until the election and qualification of a successor unless earlier removed by death, resignation, or in accordance of these Bylaws. The Board may create, alter, and abolish such additional offices and its attendant duties in its discretion and may appoint persons to serve in such offices at the pleasure of the Board.

3.20 **General Standards of Conduct for Directors and Officers**. Each Director shall discharge his or her duties as a Director, including duties as a member of a committee, and each officer with discretionary authority shall discharge his or her duties under that authority in good faith and proper purpose in accordance with Article III of the Articles.

3.21 **Committees**. The Board must appoint an executive and audit committee by the annual Member's meeting of 2022. The Board may, in its discretion, appoint such other committees from its own number or from the membership, as may be necessary.

3.22 **Agreements with Members**. The Board shall have the power to carry out all agreements of the Cooperative with its Members in every way advantageous to the Cooperative representing the Members collectively.

3.23 **Nepotism**. No immediate relative of any Director shall be regularly employed by the Cooperative, unless approved in writing by a vote of a **simple majority** of disinterested Directors. Immediate relative is defined as father, mother, brother, sister, spouse, common law domestic partner, son, daughter, son-in-law, or daughter-in-law.

3.24 **Review of Financials**. The Board of Directors shall have the Cooperative's financial statements reviewed at least at the end of each fiscal year and at other times as it deems necessary.

3.25 **Reports of Business Activity and Finances**. The Board of Directors shall present at each regular meeting of the Members and, if appropriate, at special meetings of the Members a detailed statement or report of the business of the preceding year. The statements shall show the financial condition of the cooperative at the end of the fiscal year and shall be in a form as shall fully exhibit to the Members a complete illustration of the assets and liabilities of the Cooperative, of the cash

on hand, inventory, and indebtedness and all other facts and figures pertinent to a complete understanding of the cooperative's financial position for the period.

3.26 **Employment of Managing Director and Others**. The Board of Directors may employ a Managing Director ("**Managing Director**") who shall be a natural person, define the Managing Director's duties, compensation, and negotiate employment contracts. The Board shall authorize the employment of such auditors, agents, and counsel as it from time to time deems necessary or advisable in the interest of the Cooperative and prescribe their duties. The Board shall have general oversight and supervisory responsibility for the Managing Director's performance and shall have the ultimate authority to hire, fire, discipline or remove the Managing Director, subject to the terms of any agreements between the Managing Director and the Cooperative or the Board.

3.27 **Management.** Under the direction of the Board, the Managing Director shall have general charge of the ordinary and usual business operations of the Cooperative. The Managing Director shall endeavor to conduct the business in such a manner that the Members will receive just and fair treatment.

ARTICLE IV
CAPITAL

4.1. **Investments in Equity Capital**. The Board may require that Members make additional or supplemental capital contributions to the Cooperative on a percentage or other basis established in a written policy of the Board furnished to each Member, in a Membership Agreement or any other agreement as the Board may require. In addition, or as an alternative, the Board may require investments in the equity capital of the Cooperative on a per unit retain, percentage or other basis established in a written policy of the Board furnished to each Member or in any applicable marketing, purchasing, or pooling contract.

4.2. **Notice of Records**. All allocated shares of the Cooperative's Net Margins (as defined in Section 5.3.3) shall be deemed capital contributions in the Cooperative without any further action by the Cooperative other than the giving to the appropriate recipient a written notice of allocation (as defined in 26 U.S.C. 1388). The Cooperative shall keep appropriate books and records showing the capital contribution by each Member in each year. The Cooperative may, but shall not be required to, issue such additional evidence of capital contribution in the Cooperative as the Board may prescribe.

4.3. **Computation of Net Margins**. The Cooperative's Net Margins, calculated upon the basis of each fiscal year, shall be computed as follows:

4.3.1. ***Gross Receipts***. All proceeds resulting from Member Dues, income from non-members, revenue resulting from the ordinary course of the Cooperative's operating activities, plus all sums received from all other sources, except loans and contributions to this Cooperative and investments in its capital, shall be deemed to be "*Gross Receipts.*"

4.3.2. ***Deductions from Gross Receipts***. This Cooperative shall deduct from the Gross Receipts the sum of the following items:

4.3.2.1. *Lawful Exclusions and Deductions.* All costs and expenses and other charges which are lawfully excludable or deductible from this Cooperative's Gross

Receipts for the purpose of determining the amount of any net margins of this Cooperative.

4.3.2.2. *Investor Dividends*. All dividends or payments owing to Investor Members pursuant to the terms of any series of the Cooperative's Preferred Stock ("Dividends"). The Cooperative shall include the amounts allocated or distributed as Dividends in computing its taxable income.

4.3.2.3. *Reserves*. The Board may establish amounts for reasonable and necessary reserves for bad debts, contingent losses, working capital, debt retirement, and membership equity retirement ("*Reserves*"). Unless allocated among the Members entitled to share in allocations of the Cooperative's Net Margins, (a) the Cooperative shall include the amounts credited to the Reserves in computing its taxable income, (b) the tax liability thereon shall be deducted from net margins, and (c) no member or other person entitled to share in the allocation of the Cooperative's Net Margins shall have any right or interest at any time in or to the Reserves of the Cooperative except upon dissolution when the entire Reserve funds of the Cooperative shall be distributed in accordance with the law and these Bylaws.

4.3.2.4. *Contributions to Surplus*. The net margins, less any tax liability of the Cooperative accruing therefrom, attributable to business done for persons who are not Members or otherwise qualified to share in allocations of net margins or otherwise derived from non-patronage related sources ("*Non-Member Patronage*") may be retained as property of the Cooperative in a surplus fund to be used as additional working capital or for such other purposes as may be determined by the Board. This surplus fund shall be distributed only upon dissolution of the Cooperative and no Member shall at any time have any right or interest in or to the surplus fund, except on dissolution.

4.3.3. ***Cooperative's Net Margins***. The balance of said Gross Receipts which remains after the foregoing deductions shall be deemed to be the "*Cooperative's Net Margins*" which term shall encompass net margins of Patron Members entitled to share in the allocation of net margins of the Cooperative. A new Member's allocation of the Cooperative's Net Margins for the year in which it became a Member shall be based on the relationship of the Member's Patronage Activity (as defined in Section 4.3.5.4) after it became a Member to the total Patronage Activity of all Patron Members for that year.

4.3.4. ***Losses***.

4.3.4.1. In the event the Cooperative sustains a loss in any manner for any period resulting from, among other things, operations, casualty, revaluation of assets or *otherwise* with respect to the Cooperative as a whole or from a particular segment of the Cooperative's operations, the Board shall determine the manner in which the loss shall be taken into account for accounting, taxation or any other purposes; provided that in making its determination the Board of Directors shall take into account all applicable facts and circumstances and account for the loss on a basis which is fair and equitable to all Members in the Cooperative. In making its determination the Board may authorize actions including, but not limited to:

4.3.4.1.1. allocating the loss on an equitable basis to some or all of the Members of the Cooperative by debiting equity account balances, by charging Members directly, or by charging Members using non-qualified notices of allocation;

4.3.4.1.2. carrying the loss back or forward to offset earnings of the Cooperative or particular segments of its operations in prior or future years;

4.3.4.1.3. canceling or debiting any or all outstanding equity account balances shown on the books of the Cooperative; or

4.3.4.1.4. charging the loss against appropriate reserve or surplus accounts.

4.3.4.2. The Board of Directors may, but shall not be required to, submit a recommendation as to apportionment and allocation of any loss to a vote of the Members at a meeting of the Members duly called and properly held. A vote of a **simple majority** of the Members present or voting by mail or by email at such a meeting shall be binding upon all the Members entitled to share in allocations of the Cooperative's net margins. To the maximum extent provided by law, no Member shall be liable for the debts of the Cooperative in an amount exceeding his/her/its Member Capital Account.

4.3.5. ***Patronage Dividends***.

4.3.5.1. The total Net Margins shall be received by the Cooperative, belong to, and be held by the Cooperative for all its Members qualified to share in allocations of the Cooperative's Net Margins and shall be allocated to such Members at least at the close of each fiscal year on a patronage basis, or as periodically as the Board shall determine, and shall be distributed in accordance with this Section generally.

4.3.5.2. Each Member's respective allocated share of the Cooperative's Net Margins may be computed as determined by the Board of Directors upon the basis of each Member's respective Patronage Activity (as defined in Section 4.3.5.4) and the Cooperative's Net Margins resulting from the operations, the various departments, or segments of operations of this Cooperative.

4.3.5.3. When making allocations through qualified written notices of allocation, this Cooperative shall within eight and one-half (8-1/2) months after the close of its fiscal year notify each Member in the form of a qualified written notice of allocation (as defined in 26 U.S.C. 1388) of said Member's total allocation of Cooperative's Net Margins including the cash portion as well as the amount credited to said Member's capital account. Each recipient shall treat said Member's total allocation in the manner prescribed by Section 1.17 of these Bylaws and any applicable tax laws, regulations, and private letter rulings.

4.3.5.4. "**Patronage Activity**" shall mean the aggregate value of the Cooperative's goods and services purchased from or contributed by each Member during the applicable fiscal period. The Board shall have the authority to develop, review, and revise the methodology by which to calculate the Cooperative's aggregate

Patronage Activity and each Member’s respective allocable share of Patronage Activity. Each Member’s allocable share of the Cooperative’s Net Margin and Net Losses shall be made according to each Member’s relative share of the aggregate Patronage Activity.

4.3.6. ***Qualified and Nonqualified Allocations***. Allocations of the Cooperative's Net Margins in accordance with this Article may be made in the form of qualified written notices of allocation or nonqualified written notices of allocation as determined by the Board.

4.3.7. ***Qualified Notice of Allocation, Payment and Reinvestment***. If the Cooperative pays any portion of an allocation of the Cooperative's Net Margins by a qualified written notice of allocation, the Board of Directors shall authorize at such time as it may determine, but in no event later than the fifteenth (15th) day of the ninth (9th) month following the end of the Cooperative's fiscal year, the Cooperative to pay in cash to each Member qualified to share in allocations of the Cooperative's Net Margins an amount as determined by the Board of at least twenty percent (20%) of the Member's allocated share of net margins and the balance of its allocated share of net margins shall be credited to the appropriate capital account of the Member on the books and records of the Cooperative. The credit shall be deemed a payment to the Member and a reinvestment by the Member in the equity capital of the Cooperative.

4.4. **Lien**. To secure the payment of all indebtedness of any Member to this Cooperative, this Cooperative shall have perfected security interest and a first lien on the capital investments, net margins, and other property rights and interests, if any, in the Cooperative of such Member. As one means of enforcing its lien, the Cooperative shall be entitled to offset at any time, at the sole discretion of the Board of Directors, any debt of a Member person to the Cooperative with a corresponding amount of the Member's capital investments, net margins and other property rights and interests, if any, in the Cooperative. Each Member by joining and patronizing the Cooperative shall be deemed to have agreed to sign any instrument necessary to evidence and perfect the lien and security interest provided for in this Section.

4.5. **No Offsets**. No Member qualified to share in allocations of Cooperative's net margins shall be entitled to demand offset of any portion of such person's allocated share of net margins retained by the Cooperative against any indebtedness or claim due the Cooperative from such person.

4.6. **Equity Redemption**.

4.6.1. No acquisition, recall, distribution, or redemption of equity capital in the Cooperative shall be made, required, or effected, if the result of it would be to render the Cooperative unable to pay its debts as they become due in the usual course of business or causes the remaining assets of the Cooperative to be less than its liabilities plus the amount necessary to satisfy the interests of the holders of securities or other equity capital preferential to those receiving the distribution if the Cooperative were to be dissolved at the time of the distribution. Provided that the financial condition of the Cooperative will not be impaired, the Board, in its sole discretion and subject to the approval of the Cooperative's secured creditors having the right to approve equity redemptions or retirements, and the application of the Uniform Limited Cooperative Association Act, may, but shall not be obligated to, authorize the redemption of any equity capital in the Cooperative at any time when a Member owning equity capital in the Cooperative shall (1) die, (2) if a non-natural person liquidate its business affairs and intend to dissolve, (3) withdraw or be terminated from the Cooperative as provided in these Bylaws, or (4) for other reasons as provided in an equity retirement policy adopted by the Board. Each class of equity capital and all persons in each of the above classifications shall be treated similarly with their respective class or classification. The Board may, in its discretion, issue to the Member, interest-bearing certificates of indebtedness in substitution and exchange for the equity capital of a Member, which may be subject to redemption. If (i) payments to persons entitled to repayment under an equity retirement policy developed by the Board under the immediately preceding paragraph (a) shall have been made or adequate provision made therefor, (ii) the Cooperative has obtained the approval of the Cooperative's secured creditors, and (iii) the Board shall have determined the total amount of Members' investments in equity capital shall exceed the amount reasonably needed by the Cooperative, the Board may at its discretion retire a percentage of the equity capital in the Cooperative which the Board has determined is not needed. The percentage shall be paid to every holder of equity capital equitably among all on the same percentage basis of their total investments in equity capital regardless of when such investment was made, except that no equity capital shall be repaid under this plan until said Member shall have invested at least $20 in equity capital.

4.6.2. When a Member separates from the Cooperative, whether through voluntary withdrawal, expulsion or death, the Cooperative shall redeem the Member's capital account pursuant to policies adopted by the Board of Directors, which policies may be revised from time to time in the sole discretion of the Board of Directors.

4.6.3. No Member entitled to share in the allocation of the Cooperative's Net Margins shall have any right or interest at any time in or to any reserve fund, surplus accounts or equity capital allocated in the form of non-qualified written notices of allocation, except upon dissolution of the Cooperative when any such reserve fund, surplus account, or equity capital shall be distributed in accordance with these Bylaws, as otherwise provided by law or as the Directors may otherwise determine.

4.6.4. In connection with or in addition to the foregoing, the Board of Directors may establish policies and practices for the redemption of equity capital based upon the recognition of difference in the character and liquidity of assets held by the Cooperative and the resulting impact on availability of funds for equity redemption.

4.7. **Borrowed Capital**. This Cooperative may borrow such additional capital from Members, or any other person or source as permitted by law. It may issue notes or certificates of indebtedness for amounts of borrowed money with such terms and conditions and on which it may pay an interest rate as determined by the Board.

4.8. **Commingling of Capital; No Interest**. Investments in equity capital need not be segregated from, and may be invested in, or commingled with, any other assets of the Cooperative. Unless provided otherwise in these Bylaws, no dividend, interest, or any other income shall be declared or paid on account of any capital stock or other equity capital in the Cooperative owned by a Member.

ARTICLE V
DISSOLUTION; LIQUIDATION; COOPERATIVE SALE; WINDING UP

Upon the dissolution, liquidation, sale of the Cooperative, or sale of all or substantially all of the Cooperative's assets, all debts and liabilities of the Cooperative shall first be paid according to their respective priorities, as defined by law or by agreement. Any property or proceeds remaining after discharging the debts and liabilities of the Cooperative shall be distributed to the Members in the Cooperative's equity capital in accordance with the following priorities to the extent funds are available therefor, payments within each priority to be made on a pro-rata, *pari passu* basis without regard to time of investment:

5.1. First, to the Class B Investor Members, *pro rata*, up to the Cap, less any distributions on outstanding shares of Class B Preferred Stock;
5.2. Second, to the Class C Investor Members, *pro rata*, to the extent of any accrued or declared but undistributed dividends, plus an amount equal to the original purchase price paid for all outstanding shares of Class C Preferred Stock;
5.3. Third, to the Class D Investor Members, *pro rata*, to the extent of any accrued but declared but undistributed dividends, plus an amount equal to the original purchase price paid for all outstanding shares of Class D Preferred Stock;
5.4. Finally, to the Worker-Members, *pro rata*, in proportion to each current and past Worker Member's proportionate share of Patronage Activity since the formation of the Cooperative, except for patronage of Members terminated for cause, which patronage shall be re-allocated among all Worker Members eligible to receive a distribution hereunder.

If, in winding up of the affairs of the Cooperative, certain assets are not liquid, have no market value, creditors having claim on these assets have been satisfied and the trustees in liquidation or other persons charged with winding up the Cooperative's affairs have determined that the costs involved in delaying the winding up of the affairs of the Cooperative exceed the potential benefits, the trustees are authorized to assign the assets or any future proceeds from assets that are not liquid to any local or statewide nonprofit organization that has as one of its principal mission of the Cooperative, as determined in their reasonable discretion. The trustees shall under no circumstances be liable to any other member or equity holder in the Cooperative for any claim on any assets assigned by the trustees pursuant to the authority of this Article.

ARTICLE VI
UNCLAIMED MONEY

This Article VI shall apply to any attempted distribution of or demand for funds held by the Cooperative in a Member's Account or owed to the Member by the Cooperative, (i) for which the Member or another person entitled to payment (ii) has made a demand for payment against the Cooperative (a "*Money Claim*"), (iii) the Cooperative has attempted to pay, paid, or is paying generally Money Claims arising under similar

circumstances, but (iv) payment of the Money Claim cannot be made because the Cooperative cannot locate the person entitled to payment. If the Money Claim is not made in writing within a period of three (3) years after giving written notice, it shall be removed as a liability on the books of the Cooperative and the Money Claim shall be extinguished. No removal shall be made, and the Money Claim shall not be extinguished, unless the Cooperative has sent a written notice of eligibility for payment to the person appearing on the Cooperative's records as entitled to payment. Any and all amounts recovered by the Cooperative pursuant to this Article VI, after deducting therefrom the amount of any taxes payable thereon, shall be placed in a reserve or surplus account established previously or hereafter by the Cooperative.

ARTICLE VII
FISCAL YEAR

The fiscal year of this Cooperative shall commence on January 1 each year and shall end on the following December 31.

ARTICLE VIII
MERGER, SALE, CONSOLIDATION, OR SHARE OR EQUITY CAPITAL EXCHANGE

8.1. **Board and Member Approval of Merger, Sale, Dissolution, Consolidation, or Share or Equity Capital Exchange**. Except as otherwise provided in Section 9.2 below, if the Cooperative is a party to a plan of merger, sale of all or substantially all of the Cooperative's assets, consolidation, dissolution, or share or equity capital exchange, such plan shall first be approved by a **two-thirds vote (67%)** of all the Directors on the Board and then approved by a **two-thirds (67%) vote** of the Members eligible to vote, whether present and voting in person or voting by mail, email, or other permitted electronic means. The provisions of Article V shall apply to any proceeds which may result from such merger, sale of all or substantially all of the Cooperative's assets, consolidation, dissolution, or share or equity capital exchange.

8.2. **Merger of Cooperative Subsidiary**. The Board may approve, in its discretion, by an affirmative **two-thirds (67%) vote** and without further membership approval or consent, a plan of merger of a subsidiary of the Cooperative into the Cooperative if the Cooperative owns one hundred percent (100%) of the voting shares, memberships, or interests in the subsidiary and the Cooperative has the right to vote on behalf of the subsidiary; except, that if, as a result of the merger, the voting shares, memberships or other interests of the members of the Cooperative would be materially altered, then the Members shall have the right to vote on the plan of merger in a manner consistent with the provisions of Section 9.1 above.

ARTICLE IX
DISTRIBUTION OF BYLAWS

After adoption of these Bylaws or an amendment, a copy of these Bylaws or the amendment, as the case may be, shall be provided to each Member and other person qualified to share in the Cooperative's Net Margins and to each person who later becomes a Member or person qualified to share in the Cooperative's Net Margins as shown on the books of record of the Cooperative.

ARTICLE X
RIGHT TO INFORMATION; CONFIDENTIALITY

10.1 The Cooperative shall maintain in record available at its principal office such information as is required by law. The Cooperative may maintain additional information in record but shall not be

required to make the same available unless required by law. The Cooperative strives to balance the privacy interest of its Members with the right to access information by the same. The Cooperative shall entertain requests for information by members and former members in accordance with applicable law. A member or former member making a valid request for information under this section and subject to applicable law, shall be solely responsible for paying or reimbursing the Cooperative for the reasonable costs associated with copying documents, including and limited to the cost of equipment, labor and materials.

10.2 Without limiting the generality of the foregoing, Members and former Members, shall at all times maintain in strict confidence and promise to not disclose any person or entity not otherwise entitled to receive such information any and all information received by or through the Cooperative, pertaining to the records of the Cooperative, its Members, and the operations, activities or transactions of the same. Each Member and former Member, whether receiving information consequent to a valid request for information under this section, or through its activities with or through the Cooperative, shall further ensure that any information transmitted or communicated to an attorney or other agent of such Member, shall be kept in confidence to the same degree and extent as the Member or former Member is or would be bound by this section. All membership information, fee schedules, financial information, correspondence and all other Cooperative documents and information furnished to the Member by the Cooperative will be kept in strict confidence.

ARTICLE XI
NOTICES

Unless specified otherwise, all notices and other communications given or made pursuant to these Bylaws shall be in writing and shall be deemed effectively delivered: (a) when hand delivered, upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail if sent during normal business hours of the recipient, and if not so confirmed or when sent by electronic mail not requiring confirmation, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

ARTICLE XII
DISPUTE RESOLUTION; GOVERNING LAW; VENUE; JURISDICTION; JURY TRIAL WAIVER

A Dispute Resolution Committee shall be authorized and constituted by these Bylaws, which shall be comprised of five (5) members, appointed by the Board. The members of the Dispute Resolution Committee shall be selected and appointed based upon possessing special training, experience or skill with respect to alternative dispute resolution. The members of the Dispute Resolution Committee shall serve at the pleasure of the Board; however, no member of the Dispute Resolution Committee shall be removed on account of or as a pretext for reprisal or retaliation for good faith service on the Committee or bona fide recommendation of a decision against a Member or the Cooperative if supported by proper evidence and founded rationale.

In the event of a dispute between Members, or a Member and the Cooperative concerning any matter arising out of the relationship or transactions between Members or the Member and the Cooperative, which cannot be resolved through direct, amicable, frank, open and honest

communication, upon request of either party, the matter shall be set for mediation, to be conducted by a single member of the Dispute Resolution Committee, selected by the mutual agreement of the disputing parties. If the parties to a dispute are unable to agree with respect to the selection of a mediator, the Dispute Resolution Committee shall select a mediator, from among the Committee.

If mediation is incapable of resolving the dispute, upon request of either party and ten (10) days' prior notice to the Member concerned, the matter shall be set for hearing before a three (3) person panel of the Dispute Resolution Committee, which shall hear the same, and shall enter written findings and make a recommendation to the full five (5) member banc of the Dispute Resolution Committee. The decision of the full banc of the Dispute Resolution Committee in such cases shall be final; *provided*, however, that either party having received a decision may fifteen (15) days thereafter bring an appeal to the Board, which may rely upon the facts found by the Dispute Resolution Committee or which may enter its own findings of fact if the Board judges, in its sole discretion, that the findings of fact were erroneous, invalid or inadequate. The decision by the Board, shall, in case of appeal, be final and binding upon the parties. Any member affected by the final ruling rendered in the dispute, who shall thereafter refuse to acquiesce or abide by the ruling, shall thereafter be subject to termination of membership in accordance with the provisions of Section 1.13 of these Bylaws. With respect to a Member's dispute with the Cooperative, to the extent direct communication and mediation are incapable of resolving the dispute and the matter requires a decision by the Board or is appealed to a court of proper jurisdiction, and further to the extent that the Cooperative prevails, the Member shall be obligated to pay all attorneys' fees and costs associated with the claim.

As a matter of last resort, if each and all prior attempts at dispute resolution, as required by these Bylaws, fail to resolve the dispute the party aggrieved by the final decision of the Board may within sixty (60) days thereafter bring appropriate action in any court of proper jurisdiction regarding such matter or transaction. These Bylaws shall be governed by and construed in accordance with the laws of the State of Colorado including all matters of construction, validity and performance. Members and the Cooperative agree that any action or proceeding commenced under or with respect to these Bylaws shall be brought only in the district courts of the County of Denver, State of Colorado, and the parties irrevocably consent to the jurisdiction of such courts and waive any right to alter or change venue, including by removal. EACH MEMBER AND THE COOPERATIVE WAIVE ITS RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY SUIT, CLAIM, CAUSE OF ACTION OR OTHER ACTION TO ENFORCE ANY TERM OR CONDITION OF THESE BYLAWS OR OTHERWISE ARISING OUT OF OR RELATED TO THESE BYLAWS.

ARTICLE XIII
MISCELLANEOUS

13.1 Successors and Assigns. These Bylaws shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the Members.

13.2 No Waiver. The failure of any Member to seek redress for violation, or to insist on strict performance, of any covenant or condition of these Bylaws shall not prevent a subsequent act which would have constituted a violation from having the effect of an original violation.

13.3 Survival of Certain Provisions. Each Member agrees that the covenants and agreements set forth in Articles I, IV, X, XII, and XIII shall survive the dissolution of the Cooperative.

13.4 Severability. In case any provision in these Bylaws shall be deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired hereby.

13.5 Headings, Etc. The headings in these Bylaws are inserted for convenience of reference only and shall not affect the interpretation of these Bylaws.

13.6 Gender. As used herein, masculine pronouns shall include the feminine and neuter, neuter pronouns shall include the masculine and the feminine, and the singular shall be deemed to include the plural.

13.7 No Right to Partition. The Members, on behalf of themselves and their shareholders, officers, affiliates, agents, partners, successors and assigns, if any, hereby specifically renounce, waive and forfeit all rights, whether arising under contract or statute or by operation of law, except as otherwise expressly provided in these Bylaws, to seek, bring or maintain any action in any court of law or equity for partition of the Cooperative or any asset of the Cooperative, or any interest which is considered to be Cooperative property, regardless of the manner in which title to such property may be held.

13.8 No Third-Party Rights. Except as expressly provided in these Bylaws, these Bylaws is intended solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto.

* * * * *

SCHEDULE 1

SHARES, MEMBERSHIP DUES, AND ALLOCATION

Membership Class	***Price of Membership Shares***
Worker Member	$1,500

ADDENDUM 1

SERIES 1- CLASS B PREFERRED STOCK

1. This is addendum 1 to the Mainstreet Phoenix Worker Co-op, LCA Bylaws ("Addendum 1"). Each term defined by the Bylaws and used in this Addendum 1 shall have the meaning assigned to it in the Bylaws, unless expressly stated otherwise.

2. Up to two thousand (2,000) shares of Class B Preferred Stock are authorized to be issued with the rights, preferences, and terms as follows:

   2.1. The par value will be one thousand dollars ($1,000) per Class B Preferred Share.

   2.2. The holders of Class B Preferred Stock will become Class B Investor Members of the Cooperative.

   2.3. The holders of Class B Preferred Stock have no voting rights except as required by law.

   2.4. No dividends will accrue from the purchase date for a period of twelve (12) months (the "**Dividend Holiday**").

   2.5. Following the Dividend Holiday, the Class B Preferred Stock will accrue dividends up to one times (1X) the original purchase price, which will be added to the original purchase price to equal the redemption price cap (the "**Cap**").

   Dividends up to the Cap will be allocated from eighty-five percent (85%) of Net Free Cash Flow on an annual basis on equal footing among Class B Preferred Stockholders. "**Net Free Cash Flow**" is defined as operating net income after taxes and interest due and payable in the ordinary course of business, minus equipment replacement capital expenses, principal payments due in the ordinary course of business, plus depreciation and Worker Member patronage allocations.

   The Cooperative will make every reasonable effort to pay dividends to the Class C Preferred Stockholders, except to the extent payment of dividends would be prohibited by law or lending covenants.

   2.6. Once the Cap has been reached, commencing on the date the next fiscal quarter begins, the Cooperative will begin making equal, ratable distributions to the holders of Class B Stock, on a quarterly basis, equal to the quarterly Net Free Cash Flow, up to the Cap ("**Redemption Distributions**").

   Each Redemption Distribution will automatically repurchase a ratable number of shares of Class B Stock from each holder receiving the Redemption Distribution, which includes redemption of accrued dividends plus the original purchase price for the shares repurchased.

   The Class B Stock is considered fully and automatically redeemed upon payments of Redemption Distributions that in the aggregate equal the Cap.

   2.7. Shares of Class B Preferred Stock shall be given first priority with respect to distributions in the ordinary course of business, except for patronage dividend distributions to Patron Members.

ADDENDUM 2

SERIES 1- CLASS C PREFERRED STOCK

1. This is addendum 2 to the Mainstreet Phoenix Worker Co-op, LCA Bylaws ("**Addendum 2**"). Each term defined by the Bylaws and used in this Addendum 2 shall have the meaning assigned to it in the Bylaws, unless expressly stated otherwise.

2. Up to five-hundred (500) shares of Class C Preferred Stock are authorized to be issued with the rights, preferences, and terms as follows:

   2.1. The par value will be one thousand dollars ($1,000) per Class C Preferred Share.

   2.2. The holders of Class C Preferred Stock will become Class C Investor Members of the Cooperative.

   2.3. The holders of Class C Preferred Stock have no voting rights except as required by law.

   2.4. No dividends will accrue from the purchase date for a period of twelve (12) months (the "**Dividend Holiday**").

   2.5. Following the Dividend Holiday, the Class C Preferred Stock will accrue dividends equal to four percent (4%) of the original purchase price. The Cooperative will make every reasonable effort to pay dividends to the Class C Preferred Stockholders, except to the extent payment of dividends would be prohibited by law or lending covenants.

   2.6. Class C Preferred Stock is subject to repurchase at the request of either the holder or the Cooperative on the fifth (5th) anniversary of the purchase of the Class C Preferred Stock.

   2.7. **Put and Call Rights.** Class C Preferred Stockholders and the Cooperative shall have put rights and call obligations follows:

      2.7.1. **Put Right.** Holders of Class C Preferred Stock shall have the right, beginning five (5) years from the date of purchase of shares of Class C Preferred Stock, to request that the Cooperative redeem such shares at a redemption price equal to the original purchase price per share, plus accrued but unpaid dividends (the "*Redemption Price*").

         2.7.1.1. Requests for redemptions shall be made in writing and delivered to the Board.

         2.7.1.2. In the event the Board grants the request for redemption, the Cooperative shall tender the Redemption Price to the holders of Class C Preferred Stock who requested redemption within thirty (30) days after receipt of such request in the form of cash, a promissory note with a maturity date of not more than three (3) years with interest not less than the applicable federal interest rate, or a combination of both.

         2.7.1.3. If at any time the Board determines that it is not in the best interests of the Cooperative to redeem equity, the Board of Directors determines that the payment of the aggregate Redemption Price payable pursuant to requests for redemption will impair the ability of the Cooperative to operate effectively, the Board of Directors shall have the sole and absolute discretion to limit, postpone or refuse requests for redemption.

2.7.1.4. The Cooperative shall prioritize repayment of exercised Put Rights in the order in which they are received by the Cooperative.

2.7.2. **Call Right**. The Cooperative shall have the right, beginning five (5) years from the date of purchase of shares of Class C Preferred Stock, to redeem such shares at the Redemption Price.

2.7.2.1. Notice of redemption issued to holders will be in writing.

2.7.2.2. The Cooperative shall tender the Redemption Price to the holders of Class C Preferred Stock who requested redemption within thirty (30) days after receipt of such request in the form of cash, a promissory note with a maturity date of not more than three (3) years with interest not less than the applicable federal interest rate, or a combination of both.

2.7.2.3. The Cooperative shall prioritize exercise of the Call Right based on the earlier date of purchase of such shares of Class C Preferred Stock.

2.8. Shares of Class C Preferred Stock shall be given second priority with respect to distributions in the ordinary course of business, except for patronage dividend distributions to Patron Members.

ADDENDUM 3

SERIES 1- CLASS D PREFERRED STOCK

1. This is addendum 3 to the Mainstreet Phoenix Worker Co-op, LCA Bylaws ("**Addendum 3**"). Each term defined by the Bylaws and used in this Addendum 3 shall have the meaning assigned to it in the Bylaws, unless expressly stated otherwise.

2. Up to two thousand (2,000) shares of Class D Preferred Stock are authorized to be issued with the rights, preferences, and terms as follows:

   2.1. The par value will be one thousand dollars ($1,000) per Class D Preferred Share.

   2.2. The holders of Class D Preferred Stock will become Class D Investor Members in the Cooperative.

   2.3. The holders of Class D Preferred Stock have no voting rights except as required by law.

   2.4. No dividends will accrue from Closing Date for a period of twelve (12) months (the "**Dividend Holiday**").

   2.5. Following the Dividend Holiday, the Class D Preferred Stock will accrue dividends equal to three percent (3%) of the original purchase price. The Cooperative will make every reasonable effort to pay dividends to the Class C Preferred Stockholders, except to the extent payment of dividends would be prohibited by law or lending covenants.

   2.6. Class D Preferred Stock is subject to repurchase at the request of either the holder or the Cooperative on the fifth (5th) anniversary of the purchase of the Class D Preferred Stock.

   2.9. **Put and Call Rights.** Class D Preferred Stockholders and the Cooperative shall have put rights and call obligations follows:

      2.9.1. **Put Right.** Holders of Class D Preferred Stock shall have the right, beginning five (5) years from the date of purchase of shares of Class D Preferred Stock, to request that the Cooperative redeem such shares at a redemption price equal to the original purchase price per share, plus accrued but unpaid dividends (the "*Redemption Price*").

         2.9.1.1. Requests for redemptions shall be made in writing and delivered to the Board.

         2.9.1.2. In the event the Board grants the request for redemption, the Cooperative shall tender the Redemption Price to the holders of Class D Preferred Stock who requested redemption within thirty (30) days after receipt of such request in the form of cash, a promissory note with a maturity date of not more than three (3) years with interest not less than the applicable federal interest rate, or a combination of both.

         2.9.1.3. If at any time the Board determines that it is not in the best interests of the Cooperative to redeem equity, the Board of Directors determines that the payment of the aggregate Redemption Price payable pursuant to requests for redemption will impair the ability of the Cooperative to operate effectively, the Board of Directors shall have the sole and absolute discretion to limit, postpone or refuse requests for redemption.

         2.9.1.4. The Cooperative shall prioritize repayment of exercised Put Rights in the order in which they are received by the Cooperative.

      2.9.2. **Call Right**. The Cooperative shall have the right, beginning five (5) years from the date of purchase of shares of Class D Preferred Stock, to redeem such shares at the Redemption Price.

2.9.2.1. Notice of redemption issued to holders will be in writing.

2.9.2.2. The Cooperative shall tender the Redemption Price to the holders of Class D Preferred Stock who requested redemption within thirty (30) days after receipt of such request in the form of cash, a promissory note with a maturity date of not more than three (3) years with interest not less than the applicable federal interest rate, or a combination of both.

2.9.2.3. The Cooperative shall prioritize exercise of the Call Right based on the earlier date of purchase of such shares of Class D Preferred Stock.

2.10. Shares of Class D Preferred Stock shall be given third priority with respect to distributions in the ordinary course of business, except for patronage dividend distributions to Patron Members.

CERTIFICATE

I hereby certify that the foregoing Bylaws, consisting of 27 pages plus all Schedules and Addenda (and excluding this page) constitute the Bylaws of the Main Street Phoenix Workers Co-op LCA adopted by the Board of Directors of the Cooperative as of November 1, 2020.

Adopted:

DocuSigned by:

Andrew Newsome

B8CC4C4228144CF...______________________________

Secretary: Andrew Newsome